SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
________________

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 204.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 204.13d-2.

AdCare Health Systems, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 00650W300
(CUSIP Number) October 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐           Rule 13d-1(d)

____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 00650W300	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

Anthony J. Cantone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US
	5	SOLE VOTING POWER

		158,850 comprising warrants for 158,850 shares of Common Stock
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		675,234 comprising warrants for 324,350 shares of Common Stock and debt convertible into 350,884 shares of Common Stock
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		158,850 comprising warrants for 158,850 shares of Common Stock
	8	SHARED DISPOSITIVE POWER

		675,234 comprising warrants for 324,350 shares of Common Stock and debt convertible into 350,884 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

834,084 comprising warrants for 483,200 shares of Common Stock and debt convertible into 350,884 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

IN

CUSIP No. 00650W300	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

Cantone Research, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		150,000 comprising warrants for 150,000 shares of Common Stock
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER

		150,000 comprising warrants for 150,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 comprising warrants for 150,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.80%
12	TYPE OF REPORTING PERSON

BD

CUSIP No. 00650W300	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS

Attosa Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US
	5	SOLE VOTING POWER

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		350,884 comprising debt convertible into 350,884 shares of Common stock
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER

		350,884 comprising debt convertible into 350,884 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,884 comprising debt convertible into 350,884 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.20%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 00650W300	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is AdCare Health Systems, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 5057 Troy Rd, Springfield, OH, 45502.

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	Cantone Research, Inc. (“CRI”), a New Jersey corporation, with respect to shares of Common Stock of the Company owned directly by it;

(iii)	Attosa Financial LLC (“Attosa”), a Pennsylvania limited liability company, with respect to shares of Common Stock of the Company directly owned by it; and

(iii)
Anthony J. Cantone, who is President and Chief Executive Officer and sole shareholder of CRI and is managing member of Attosa, with respect to shares of  Common Stock owned directly by himself as an individual and by CRI and Attosa.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party;

Item 2(b).	Address of Principal Business Office, or if none, Residence:

The address of the business office of each of the Reporting Persons is 766 Shrewsbury Avenue, Tinton Falls, NJ 07724.

Item 2(c).	Citizenship:

Anthony J. Cantone is a United States citizen.  CRI is a corporation organized under the laws of the State of New Jersey.  Attosa is a limited liability company organized under the laws of the State of Pennsylvania.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

00650W300

CUSIP No. 00650W300	13G	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐  Broker or dealer registered under Section 15 of the Act,

(b)           ☐  Bank as defined in Section 3(a)(6) of the Act,

(c)           ☐  Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 00650W300	13G	Page 7 of 9 Pages

Item 4.	Ownership:

A.           Anthony J. Cantone
(a)           Amount beneficially owned:  834,084
(b)           Percent of class:  9.99%.  The percentages used in this Item 4 and elsewhere in this Form 13G are calculated based upon 8,349,197 shares of Common Stock issued and outstanding as of December 31, 2010, as reported in the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 2011.
(c)           (i)          Sole power to vote or direct the vote:  158,850, comprising warrants for 158,850 shares of Common Stock
(ii)          675,234 comprising warrants for 324,350 shares of Common Stock and debt convertible into 350,884 shares of Common
    Stock
(iii)         Sole power to dispose or direct the disposition:  158,850, comprising warrants for 158,850 shares of Common Stock
(iv)         Shared power to dispose or direct the disposition:  675,234 comprising warrants for 324,350 shares of Common Stock and debt convertible into 350,884 shares of Common Stock

Because Anthony J. Cantone, the President and Chief Executive Officer of CRI, holds all of the outstanding shares of CRI, Mr. Cantone may be deemed to beneficially own the shares of Common Stock beneficially owned by CRI.  In addition, because Mr. Cantone is the managing member of Attosa he may be deemed to beneficially own the shares of Common Stock beneficially owned by Attosa.

B.           Cantone Research, Inc.
(a)           Amount beneficially owned:  150,000
(b)           Percent of class:  1.80%
(c)           (i)          Sole power to vote or direct the vote:  -0-
(ii)          Shared power to vote or direct the vote:  150,000, comprising warrants for 150,000 shares of Common Stock
(iii)         Sole power to dispose or direct the disposition:  -0-
(iv)         Shared power to dispose or direct the disposition:  150,000, comprising warrants for 150,000 shares of Common Stock

C.           Attosa Financial LLC
(a)           Amount beneficially owned:  350,884
(b)           Percent of class:  4.20%
(c)           (i)          Sole power to vote or direct the vote:  -0-
(ii)          Shared power to vote or direct the vote:  350,884 comprising debt convertible into 350,884 shares of Common Stock
(iii)         Sole power to dispose or direct the disposition:  -0-
(iv)         Shared power to dispose or direct the disposition:  350,884 comprising debt convertible into 350,884 shares of Common
    Stock

CUSIP No. 00650W300	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Certain of the shares of Common Stock directly owned by Mr. Cantone are owned jointly as community property with his wife. In addition, Mr. Cantone is the managing member of Attosa and in that capacity directs its operations.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

CUSIP No. 00650W300	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:                 April 8, 2011

ANTHONY J. CANTONE

/s/ Anthony J. Cantone

CANTONE RESEARCH, INC.

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
President and CEO

ATTOSA FINANCIAL LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
Managing Member

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated:                 April 8, 2011

ANTHONY J. CANTONE

/s/ Anthony J. Cantone

CANTONE RESEARCH, INC.

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
President and CEO

ATTOSA FINANCIAL LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone
Managing Member